FIRST CORPORATION

254-16 MIDLAKE BOULEVARD, CALGARY, AB T2X 2X7

403.461.7283        403.256.3302 FAX

December 17, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Ms. Carmen Moncada-Terry

Dear Ms. Moncada-Terry

This letter is in response to your communication of September 26, 2008 regarding our filed Preliminary Information Statement on Schedule 14C.

Amendment No.1 to Preliminary Information Statement on Schedule 14C filed September 15, 2008

Summary of the Provisions of the Amended and Restated Articles of Incorporation

1.

We note your response to prior comment 2, and we reissue the comment. Please explicitly state whether you have any plans, proposals, or arrangements to issue the additional authorized common stock in connection with an acquisition or a similar financing transaction. If you do not have such plans, so state. Also, we did not find the new disclosure your response suggests was included in the revised information statement.

We have noted this comment and have revised our Preliminary Information Statement to reflect the following disclosure.

“There are no current or pending stock offerings, investments, or change of control transactions at this time.  In addition, there are currently no plans, proposals, or arrangement to issue any additional authorized common stock in connection with an acquisition or a similar financing transaction.” (Page, 3)

Recently we have had very preliminary conversations with a foreign computer/IT/Internet concern that is investigating the possibility of gaining access to the North American market and financing sources. It should be emphasized that no written agreement(s) have been compiled or proposed by either party, binding or non-binding, nor can we give anyone any assurance that discussions will go any further.

Form 10-Q for the quarterly period ended March 31, 2008

Evaluation of Disclosure Controls and Procedures, page 7

2.

We note the statement, "Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed at a reasonable assurance level and were fully effective as of June 30, 2008." Please revise to correct the period covered by the management's effectiveness assessment.

We have noted this comment and have amended our March 31, 2008 10-Q to reflect the period covered by management's effectiveness assessment, from June 30, 2008 to March 31, 2008. (Page, 3)

We hereby acknowledge the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not forclose the Commission  from taking any action with respect to the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Todd Larsen_________

Todd Larsen, Chief Executive Officer, President

and Director